Exhibit 99.1

Freightos Announces Record Transactions and Exceeds Guidance for First Quarter of 2023

April 20, 2023 – Jerusalem /PRNewswire/ - Freightos Limited (Nasdaq: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported Q1 2023 Key Performance Indicators. Financial results will be reported separately.

	Actuals	Management’s Expectations
	1Q 2023	1Q 2023
# Transactions	229,211	218,500 - 225,000
Year over Year Growth (Pro Forma)	100%	90% - 96%
GBV ($m)	$168.7	$ 162.0 - $ 165.3
Year over Year Growth (Pro Forma)	34%	28% - 31%

A record 229 thousand transactions were booked on the platform in Q1 2023, up from 211 thousand in Q4 2022 and 114 thousand in Q1 2022. This exceeded the high end of management’s expectations by 2% and represented an 8.8% increase compared to the previous quarter, despite market softness and the first quarter being the normally seasonally weak quarter for the industry. Freightos has experienced record platform Transaction growth for the previous 13 consecutive quarters. Despite market conditions, GBV exceeded management expectations as a result of strong Transaction growth. This growth was supported by an increase in both demand – users booking across the platform – and supply – carriers offering their services on the platform. The number of Unique buyer users digitally booking freight services across the Freightos Platform grew 29% compared to Q1 2022, reaching 16,226. Carriers selling on the platform, primarily on WebCargo, reached 37 in Q1 2023, up 19% year over year.

Freightos plans to share full first quarter results and Q2 2023 guidance toward the end of May. Final timing of the earnings call and release will be announced via Freightos’ investor website and email update list.

Definitions

●	Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.
●	Pro forma: Results presented on a “pro forma” basis reflect subsequent acquisitions as if they had been completed at the beginning of the comparative period.

Certain amounts, percentages and other figures included in this press release have been subject to rounding adjustments and therefore may not sum.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Eytan Buchman

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.